SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1/A

SUPPLEMENT TO
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SUMMIT BROKERAGE SERVICES, INC.
(Exact name of registrant as specified in its corporate charter)

Florida	0-29337	59-3202578
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

25 Fifth Avenue
Indialantic, Florida 32902
(Address of principal executive offices, zip code)

(321) 724-2303
(Registrant’s telephone number, including area code)

SUMMIT BROKERAGE SERVICES, INC.
25 Fifth Avenue
Indialantic, Florida 32902

     SUPPLEMENT TO
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF MAJORITY
OF THE BOARD OF DIRECTORS

*    *    *    *    *    *    *

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY

*    *    *    *    *    *    *

Change of Control Transaction

     As previously disclosed and announced, on March 22, 2002, the Company, Marshall T. Leeds, and Richard Parker (at that time, the majority shareholder, Chairman of the Board and Chief Executive Officer of the Company) entered into a Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which Mr. Leeds agreed to purchase, subject to certain conditions, 5,000,000 shares of common stock newly issued by the Company (the “Stock Sale”), which purchase would make him the majority shareholder of the Company, and to become the Company’s Chairman of the Board and Chief Executive Officer.

     On May 22, 2002, the parties closed the Stock Sale (the “Closing”), in connection with which the following matters occurred as contemplated:

•	Mr. Leeds became the holder of a majority of the Company’s outstanding common stock, and also Chairman of the Board and Chief Executive Officer;

•	Mr. Parker resigned as Chairman of the Board and Chief Executive Officer, and became President, Chief Operating Officer and Vice-Chairman of the Board; and

•	Mr. Leeds and two of his designees, Steven C. Jacobs and Sanford B. Cohen, became directors, joining Mr. Parker and Harry S. Green, who remained on the Board.

     Prior to the Closing, in order to help address the Company’s severe cash flow difficulties, the parties agreed to a series of interim loan arrangements whereby Mr. Leeds loaned an aggregate of $350,000 to Mr. Parker for use to purchase an aggregate of 3,500,000 shares of common stock from the Company, in anticipation of those shares subsequently being sold to Mr. Leeds at the Closing by Mr. Parker rather than by the Company. The loans were made on March 15, March 28, and May 17, 2002 in the amounts of $100,000, $150,000, and $100,000, respectively. Mr. Parker used the loan funds for that purpose, thus contributing $350,000 to the Company for 3,500,000 shares of newly issued common stock. The Closing was effected in that manner, so that Mr. Leeds purchased an aggregate of 5,000,000 shares for a total consideration of $500,000, but with 1,500,000 shares being issued directly by the Company for $150,000 and 3,500,000 shares (previously issued to Mr. Parker as part of the above interim loan arrangements) being transferred to him by Mr. Parker in cancellation of the $350,000 of loans.

     Also in connection with the Company’s interim need for cash and assistance with its efforts to sustain operations pending the Closing, the parties agreed that Mr. Leeds would begin immediately to work

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with the Company in connection with its broker recruitment efforts and other select strategic matters. To reflect these arrangements, the Company entered into an employment agreement with Mr. Leeds, to serve as Director of Recruiting, in order to reflect both his commencement of such services as of March 22, 2002, and the grant to him of the fully vested stock option for 7,000,000 shares (with an exercise price of $.25 per share and other terms as previously disclosed) also as of such March 22, 2002. As part of the Closing, Mr. Leeds’ interim employment agreement as Director of Recruiting was amended and restated to reflect the long-term arrangements for his service as Chairman and Chief Executive Officer of the Company contemplated by the Purchase Agreement.

     Because the option granted to Mr. Leeds is effective as of his employment commencement date (rather than deferred until the Closing), the parties agreed that the options granted to Mr. Parker in March 2002 (one for 500,000 shares of common stock at an exercise price of $.10 per share, and one for 400,000 shares of common stock at an exercise price of $.50 per share) also would not be subject to the Closing, but would reflect the March 22, 2002 employment commencement date (and option grant and vesting date) of Mr. Leeds. Accordingly, Mr. Parker’s option for 500,000 shares vested on March 22, 2002, and the option for 400,000 shares will vest and become exercisable one-half on March 22, 2003 and one-half on March 22, 2004.

Security Ownership of Certain Beneficial Owners

     The changes described above relating to the options granted to Messrs. Leeds and Parker would have yielded amounts for the beneficial ownership of stock by Messrs. Leeds and Parker prior to the Closing different from those set forth in previous disclosures about the Purchase Agreement and then pending transactions with Mr. Leeds. However, they do not change the amounts previously disclosed for their respective beneficial ownerships as a result of the Closing. The number of shares previously disclosed as actually outstanding and owned by them was not affected by the option changes, either prior to or as a result of the Closing. Their rights under their respective options to acquire shares earlier, which was not exercised by either of them, simply causes their deemed beneficial ownership of certain of the underlying shares to occur (or to be measured for future vesting, in the case of Mr. Parker’s options for 400,000 shares) as of March 22, 2002 rather than the closing date of May 22, 2002.

     For convenience and as an update to previously disclosed information (including in the Company’s Annual Report on Form 10-KSB), the following table sets forth information as of May 22, 2002, giving effect to the Closing, about the beneficial ownership of (i) more than 5% shareholders, (ii) executive officers named in the Summary Compensation Table, (iii) each director, and (iv) all executive officers and directors as a group:

	No. of Shares		Percentage
	(without special		(without special	No. of shares (with		Percentage (with
Name of Beneficial Owner(1)(2)	options)(3)		options)(3)	special options)		special options)

Marshall T. Leeds	5,000,000	(4)	51.6%	12,000,000	(5)	71.9%
Richard Parker	4,022,765	(6)	38.7%	4,522,765	(7)	41.5%
Harry S. Green (8)	97,500		1.0%	97,500		1.0%
Steven C. Jacobs	-0-		-0-	-0-		-0-
Sanford B. Cohen	-0-		-0-	-0-		-0-

All officers and directors as a group (11 persons)	9,536,230	(9)	87.9%	17,036,230	(10)	92.9%

(1)	Unless otherwise noted, the address of each person or entity listed is Summit Brokerage Services, Inc., 25 Fifth Avenue, Indialantic, Florida 32903.

(2)	Based on 9,691,080 shares actually outstanding, and additional shares deemed to be outstanding as to a particular person in accordance with the following applicable rules of the SEC. Beneficial ownership

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is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of the date of May 22, 2002, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Notwithstanding the foregoing, shares over which Mr. Leeds has only voting control are not included in the foregoing beneficial ownership table, but are discussed in footnote 4 below.

(3)	Excludes immediately exercisable options granted to Mr. Leeds and Mr. Parker on March 22, 2002 for 7,000,000 shares and 500,000 shares of common stock, respectively (for purposes of this table, individually and collectively defined as the “Special Options”).

(4)	Represents 5,000,000 shares of common stock. Excludes 4,290,765 shares of common stock beneficially owned by Mr. Parker but for which Mr. Leeds has sole voting power pursuant to a Shareholders’ Voting Agreement and Irrevocable Proxy (“Voting Agreement”) granted to him by Mr. Parker and his spouse in connection with the Closing, which shares are represented as follows: (i) 3,241,595 outstanding shares beneficially owned by Mr. Parker; and (ii) 1,049,170 shares issuable pursuant to stock options (including Mr. Parker’s Special Options referenced in footnote 3 above) which are exercisable within the next 60 days (the “Voting Trust Shares”). However, Mr. Leeds controls approximately 85% of the outstanding voting shares of the Company after including in his beneficial ownership 3,241,595 outstanding shares of Mr. Parker’s that are subject to the Voting Agreement.

(5)	Includes (i) 5,000,000 shares of common stock, and (ii) Mr. Leeds’ Special Options for 7,000,000 shares exercisable within the next 60 days. Excludes the Voting Trust Shares referenced in footnote 4 above. However, Mr. Leeds controls approximately 91.3% of the outstanding voting shares of the Company after including in his beneficial ownership 3,241,595 outstanding shares of Mr. Parker’s that are subject to the Voting Agreement.

(6)	Includes (i) 2,743,920 shares of common stock; (ii) 497,675 shares owed jointly with his spouse; (iii) 27,000 shares owned by his spouse; (iv) 549,170 shares issuable pursuant to stock options exercisable within the next 60 days; (iv) 45,000 shares he and/or his spouse control as trustees of two foundations and a trust; and (v) 160,000 shares issuable pursuant to stock options held by his spouse which are exercisable within the next 60 days.

(7)	Includes the shares referenced in footnote 6 above together with 500,000 shares issuable upon exercise of Mr. Parker’s Special Options.

(8)	Includes 33,000 shares issuable pursuant to stock options exercisable within the next 60 days.

(9)	Includes 1,148,635 shares issuable pursuant to options exercisable within the next 60 days. Excludes the Special Options referenced in footnote 3 above.

(10)	Includes 8,648,635 shares issuable pursuant to options (including the Special Options) exercisable within the next 60 days.

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